
07070013


SEC MAIL
RECEIVED
PROCESSING
JUL 0 2 2007
WASH. D.C.
190
SECTION

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

# FORM 11-K

**FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Rent-A-Center, Inc. 401(k) Retirement Savings Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Rent-A-Center, Inc.**
**5501 Headquarters Drive**
**Plano, Texas 75024**



The accompanying notes are an integral part of these statements.

Grant Thornton

Accountants and Business Advisors

**Report of Independent Registered Public Accounting Firm**

Trustees of Rent-A-Center, Inc.
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
June 28, 2007

1717 Main Street
Suite 1500
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

**Rent-A-Center, Inc. 401(k) Retirement Savings Plan**

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

| ASSETS | 2006 | 2005 |
|---|---|---|
| Investments, at fair value | | |
| Participant directed investments | $84,326,008 | $72,518,794 |
| Loans to participants | 6,632,497 | 6,670,873 |
| | 90,958,505 | 79,189,667 |
| Cash | 139,878 | 562,062 |
| Receivables | | |
| Participants' contributions | 193,988 | 200,133 |
| Employer contributions | 76,118 | 80,128 |
| | 270,106 | 280,261 |
| NET ASSETS AVAILABLE FOR BENEFITS | $91,368,489 | $80,031,990 |

The accompanying notes are an integral part of these statements.

**Rent-A-Center, Inc. 401(k) Retirement Savings Plan**

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2006

| | |
|---|---|
| **Additions (deductions) to net assets attributed to:** | |
| Interest and Dividends | $ 1,767,976 |
| Net appreciation (depreciation) in fair value of investments | 10,623,046 |
| | 12,391,022 |
| Contributions | |
| Participants' | 11,363,615 |
| Employer | 4,024,190 |
| Rollovers | 266,501 |
| | 15,654,306 |
| **Total additions** | 28,045,328 |
| **Deductions from net assets attributed to:** | |
| Benefits paid to participants | 16,005,962 |
| Administrative expenses | 702,867 |
| **Total deductions** | 16,708,829 |
| **Net increase** | 11,336,499 |
| Net assets available for benefits | |
| Beginning of year | 80,031,990 |
| End of year | $91,368,489 |

The accompanying notes are an integral part of this statement.

**Rent-A-Center, Inc. 401(k) Retirement Savings Plan**

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

## NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (the Company) who have completed three months of service. On January 1, 2006, an amendment to the Plan was approved adding language to incorporate certain regulatory and legislative changes relating to final regulations issued by the Internal Revenue Service under Code Sections 401(k) and 401(m). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan permits participants to defer up to 50% of their annual compensation, as defined, as contributions to the Plan. These deferrals are not to exceed $15,000, (plus a $5,000 catch-up deferral for employees over 50 years of age) and $14,000 (plus a $4,000 catch-up deferral for employees over 50 years of age) for 2006 and 2005, respectively, of their annual compensation. The Company may make matching contributions on a discretionary basis. The Company made matching contributions of the participants' contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary deferral contributions in 2006 and 2005. The matching contributions cannot exceed 2% of each employee's compensation.

Participant Accounts

Each participant's account is credited with the Participant's contributions, Company's contributions and allocations of the Company's contribution and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in matching and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five years or more of service as defined by the Plan.

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

## NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Investment Options

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options:

T Rowe Price - Growth Stock Fund
Vandguard Funds - Mid Cap Index Fund
American Independence Funds – International Equity Fund
American Independence Funds – Stock Fund
Federated Funds - Max Cap Index Fund
Franklin Funds - Small Cap Growth
NestEgg Dow Jones Funds - 2010 Fund
NestEgg Dow Jones Funds - 2015 Fund
NestEgg Dow Jones Funds - 2020 Fund
NestEgg Dow Jones Funds - 2030 Fund
NestEgg Dow Jones Funds - 2040 Fund
PIMCO Funds - Total Return Fund
Royce Funds - Low Priced Stock Fund
Vanguard Funds - Explorer Fund
American Beacon Funds - Small Cap Value Fund
Goldman Sachs Funds - Mid Cap Value Fund
American Beacon Funds – Select Funds Money Market Fund

Participants may change their investment options at any time.

Forfeitures

Upon termination a participant's unvested account balance forfeits to the Plan to be used as an offset of employer contributions or to reduce Plan expenses. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $98,000 and $243,000 for the years ended December 31, 2006 and 2005, respectively. Forfeitures reduced administrative expenses by approximately $703,000 during the year ended December 31, 2006 and reduced employer matching contributions by approximately $435,000 during the year ended December 31, 2006.

Benefits

Upon retirement, death, disability, or termination of employment, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount. The Plan allows participants to make hardship withdrawals, subject to certain limitations, as defined.

## NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Loans to Participants

Participants may, by written application, be granted loans from the Plan secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balances; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 4.0% to 9.5%. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with their agreement, the Plan Sponsor pays administrative expenses to the Trustee for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration. Administrative expenses were paid by the Plan Sponsor through forfeitures in the amount of approximately $703,000 for the year ended December 31, 2006.

## NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B - SUMMARY OF ACCOUNTING POLICIES – Continued

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurement, which establishes a framework for measuring fair value under other accounting pronouncements that require fair value measurements and expands disclosures about such measurements. SFAS No. 157 does not require any new fair value measurements, but rather it creates a consistent method for calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the impact of adopting SFAS 157 will have a material effect on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

## NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 9, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## NOTE D - RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

**Rent-A-Center, Inc. 401(k) Retirement Savings Plan**

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

## NOTE E - INVESTMENTS

The Plan's investments are held in a bank administered trust fund and consist of the following:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Investments at fair value as determined by quoted market price | | |
| American Century Funds - Equity Income | $ - | $ 1,601,007 |
| American Century Funds - Ultra Fund | - | 6,394,927* |
| American Independence Funds – International Equity Fund | 9,864,427* | 8,468,088* |
| American Independence Funds – Stock Fund | 10,914,638* | 10,405,054* |
| Federated Funds - Max Cap Index Fund | 4,042,834 | 3,707,207 |
| Franklin Funds - Small Cap Growth Fund | 6,214,300* | 6,363,529* |
| NestEgg Dow Jones Funds - 2010 Fund | 387,392 | 353,572 |
| NestEgg Dow Jones Funds - 2015 Fund | 833,530 | 658,312 |
| NestEgg Dow Jones Funds - 2020 Fund | 2,702,931 | 2,578,972 |
| NestEgg Dow Jones Funds - 2030 Fund | 1,823,066 | 1,524,103 |
| NestEgg Dow Jones Funds - 2040 Fund | 1,945,666 | 1,645,199 |
| PIMCO Funds - Total Return Fund | 4,825,810* | 4,936,518* |
| Royce Funds - Low Priced Stock Fund | 3,379,984 | 2,368,186 |
| Vanguard Funds - Explorer Fund | 2,513,143 | 2,066,747 |
| American Beacon Funds - Small Cap Value Fund | 1,295,264 | 1,001,627 |
| Goldman Sachs Funds - Mid Cap Value Fund | 2,763,969 | 2,228,573 |
| T. Rowe Price - Growth Stock Fund | 5,949,800* | - |
| Vanguard Funds - Mid Cap Index Fund | 1,900,836 | - |
| Rent-A-Center, Inc. - Common Stock | 13,315,709* | 8,632,807* |
| | 74,673,299 | 64,934,428 |
| American Beacon Funds – Select Funds Money Market Fund | 9,652,709* | 7,584,366* |
| Participant loans | 6,632,497* | 6,670,873* |
| | $90,958,505 | $79,189,667 |

*Represents 5 percent or more of the Plan's net assets.

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $10,623,046 during 2006.

| | 2006 |
|---|---|
| Mutual Funds | $ 5,779,423 |
| Rent-A-Center, Inc. Common Stock | 4,843,623 |
| | $10,623,046 |

## NOTE F – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

| | 2006 | 2005 |
|---|---|---|
| Net assets available for benefits per the financial statements | $91,368,489 | $80,031,990 |
| Amounts allocated to withdrawing participants | (110,681) | (206,235) |
| Net assets available for benefits per the Form 5500 | $91,257,808 | $79,825,755 |

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

| | 2006 |
|---|---|
| Net increase in net assets available for benefits per the financial statements | $11,336,499 |
| Add: Amounts allocated to withdrawing participants at December 31, 2005 | 206,235 |
| Less: Amounts allocated to withdrawing participants at December 31, 2006 | (110,681) |
| Net increase in net assets available for benefits per the Form 5500 | $11,432,053 |

## NOTE G – PLAN TRANSFERS

On November 15, 2006, Rent-A-Center, Inc. completed the acquisition of Rent-Way, Inc and DPI Teleconnect, LLC. Subsequent to year end, employees of Rent-Way, Inc 401k Plan and DPI Teleconnect, LLC 401k Plan transferred into the Plan amounts totaling approximately $22,006,000 and $214,000, respectively.

## NOTE H – RELATED PARTIES

Related Party Transactions

Certain Plan investments are shares of Rent-A-Center common stock. Certain other investments were mutual funds managed by IntrustBank, N.A or an affiliate thereof. As of March 2006, those investments are now managed by an unrelated third party. IntrustBank, N.A. is the trustee as defined by the Plan and Rent-A-Center, Inc. is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

**Rent-A-Center, Inc. 401(k) Retirement Savings Plan**

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

EIN: 45-0491516
Plan No. 001

| (a) | (b) Identity of issuer | (c) Description of investment | (d) Current value |
|---|---|---|---|
| | T. Rowe Price | Growth Stock Fund | $ 5,949,800 |
| | Vanguard Funds | Mid Cap Index Fund | 1,900,836 |
| | American Independence Funds | International Equity Fund | 9,864,427 |
| | American Independence Funds | Stock Fund | 10,914,638 |
| | Federated Funds | Max Cap Index Fund | 4,042,834 |
| | Franklin Funds | Small Cap Growth | 6,214,300 |
| | NestEgg Dow Jones Funds | 2010 Fund | 387,392 |
| | NestEgg Dow Jones Funds | 2015 Fund | 833,530 |
| | NestEgg Dow Jones Funds | 2020 Fund | 2,702,931 |
| | NestEgg Dow Jones Funds | 2030 Fund | 1,823,066 |
| | NestEgg Dow Jones Funds | 2040 Fund | 1,945,666 |
| | PIMCO Funds | Total Return Fund | 4,825,810 |
| | Royce Funds | Low Priced Stock Fund | 3,379,984 |
| | Vanguard Funds | Explorer Fund | 2,513,143 |
| | American Beacon Funds | Small Cap Value Fund | 1,295,264 |
| | Goldman Sachs Funds | Mid Cap Value Fund | 2,763,969 |
| * | Rent-A-Center, Inc. | Company Stock | 13,315,709 |
| | American Beacon Funds | Select Funds Money Market Fund | 9,652,709 |
| * | Participant loans | Participant loans, interest rates ranging from 4.0% to 9.5% | 6,632,497 |
| | Total | | $90,958,505 |

* Represents a party-in-interest.

Note: (1) Cost has been omitted as investments are all participant directed.

## SIGNATURES

*The Plan*. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By RENT-A-CENTER, INC.
Plan Administrator

Date: June 28, 2007

By: 
Mark E. Speese
Chairman and Chief Executive Officer

**Exhibit 23.1**

**Consent of Independent Certified Public Accountants**

Exhibit 23.1

**Consent of Independent Registered Public Accounting Firm**

We have issued our report dated June 28, 2007, accompanying the Rent-A-Center, Inc. 401(k) Retirement Savings Plan financial statements and supplemental schedule on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-32296).

Grant Thornton LLP

Dallas, Texas
June 28, 2007

END